January 29, 2020

Annmarie Gayle
Chief Executive Officer
Coda Octopus Group, Inc.
3300 South Hiawassee Road, Suite 104-105
Orlando, FL 32835

       Re: Coda Octopus Group, Inc.
           Registration Statement on Form S-3
           Filed January 23, 2020
           File No. 333-236029

Dear Ms. Gayle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing